EXHIBIT 11

THE CHROMALINE CORPORATION

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(Unaudited)

	Three Months Ended
	Mar 31, 2000	Mar 31, 1999
Net earnings applicable to common shareholders for basic and diluted earnings per share	$50,635	$142,993
Weighted average shares outstanding for basic earnings per share	1,298,056	1,296,525
Dilutive effect of stock options computed using the treasury stock method and the average market price	7,436	6,928
Weighted average shares outstanding for diluted earnings per share	1,305,492	1,303,453
Basic earnings per share	$0.04	$0.11
Diluted earnings per share	$0.04	$0.11